Exhibit 12.1

S&T Bancorp, Inc.
Computation of Ratio of Earnings to Fixed Charges

	YTD June 30, 2018	YTD June 30, 2017	Years Ended December 31,
(Dollars in Thousands)			2017	2016	2015	2014	2013
Excluding Interest on Deposits
Earnings:
Income before income taxes	57,382	56,252	119,405	96,697	91,479	75,425	65,017
Fixed charges	7,899	4,930	10,905	6,185	4,352	3,504	4,237
Total Earnings	65,281	61,182	130,310	102,882	95,831	78,929	69,254

Fixed Charges:
Interest expense (excluding interest on deposits)	7,264	4,261	9,579	4,823	3,053	2,353	3,157
Interest factor within rent expense	635	669	1,326	1,362	1,299	1,151	1,080
Total fixed charges	7,899	4,930	10,905	6,185	4,352	3,504	4,237
Preferred stock dividend	—	—	—	—	—	—	—
Fixed charges and preferred stock dividends	7,899	4,930	10,905	6,185	4,352	3,504	4,237

Ratio of earnings to fixed charges	8.26	12.41	11.95	16.63	22.02	22.52	16.34
Ratio of earnings to fixed charges and preferred stock dividends	8.26	12.41	11.95	16.63	22.02	22.52	16.34

Including Interest on Deposits
Earnings:
Income before income taxes	57,382	56,252	119,405	96,697	91,479	75,425	65,017
Fixed charges	24,911	16,285	36,235	25,877	17,296	13,632	15,643
Total Earnings	82,293	72,537	155,640	122,574	108,775	89,057	80,660

Fixed Charges:
Interest expense (including interest on deposits)	24,276	15,616	34,909	24,515	15,997	12,481	14,563
Interest factor within rent expense	635	669	1,326	1,362	1,299	1,151	1,080
Total fixed charges	24,911	16,285	36,235	25,877	17,296	13,632	15,643
Preferred stock dividend	—	—	—	—	—	—	—
Fixed charges and preferred stock dividends	24,911	16,285	36,235	25,877	17,296	13,632	15,643

Ratio of earnings to fixed charges	3.30	4.45	4.30	4.74	6.29	6.53	5.16
Ratio of earnings to fixed charges and preferred stock dividends	3.30	4.45	4.30	4.74	6.29	6.53	5.16